SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

HighCape Capital Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

42984L204

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42984L204	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.40%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 1,000,000 shares of Class A common stock included in an equal number of units (“IPO Units”) held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner.

(2) Does not include 333,333 shares of Class A common stock issuable upon exercise of warrants included in the IPO Units held by Deerfield Partners, L.P., which warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

CUSIP No. 42984L204	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 (3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 (3)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.40%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 1,000,000 shares of Class A common stock included in an equal number of units (“IPO Units”).

(4) Does not include 333,333 shares of Class A common stock issuable upon exercise of warrants included in the IPO Units, which warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

CUSIP No. 42984L204	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 (5)(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 (5)(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (5)(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.40%
14	TYPE OF REPORTING PERSON PN

(5) Comprised of 1,000,000 shares of Class A common stock included in an equal number of units (“IPO Units”) held by Deerfield Partners, L.P., of which Deerfield Management Company, L.P. is the investment manager.

(6) Does not include 333,333 shares of Class A common stock issuable upon exercise of warrants included in the IPO Units held by Deerfield Partners, L.P., which warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

CUSIP No. 42984L204	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000,000 (7)(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000,000 (7)(8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (7)(8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.40%
14	TYPE OF REPORTING PERSON* IN

(7) Comprised of 1,000,000 shares of Class A common stock included in an equal number of units (“IPO Units”) held by Deerfield Partners, L.P.

(8) Does not include 333,333 shares of Class A common stock issuable upon exercise of warrants included in the IPO Units held by Deerfield Partners, L.P., which warrants are not presently exercisable and are not exercisable within 60 days from the date hereof.

CUSIP No. 42984L204	6 of 12 Pages

This Schedule 13D is filed by (i) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (ii) Deerfield Partners, L.P. (“Deerfield Partners”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”) and (iv) James E. Flynn, a natural person (“Flynn” and, collectively with Deerfield Mgmt, Deerfield Partners and Deerfield Management, the “Reporting Persons”), with respect to the Class A common stock of HighCape Capital Acquisition Corp.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of HighCape Capital Acquisition Corp., a Delaware corporation (the “Company”). The address of the Company's principal executive offices is 452 Fifth Ave, 21st Floor, New York, NY 10018.

Item 2.	Identity and Background.

(a)	This Statement is filed by the Reporting Persons as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	The address of the principal business and/or principal office of each Reporting Person is 780 Third Avenue, 37th Floor, New York, New York 10017.

(c)	Flynn is the managing member of the general partner of each of Deerfield Mgmt and Deerfield Management. Deerfield Mgmt is the general partner, and Deerfield Management is the investment manager, of Deerfield Partners. Deerfield Partners purchases, holds and sells securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d)	During the last five years, none of the Reporting Persons, nor, to the best of each Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	On August 21, 2017, Deerfield Management voluntarily agreed to settle an SEC administrative proceeding relating to alleged violations of Section 204A of the Investment Advisers Act of 1940 (the “Advisers Act”), without admitting or denying the SEC’s allegations, pursuant to an order under Section 203(e) and 203(k) of the Advisers Act (the “Order”). The Order resolved the SEC’s allegations that Deerfield Management, from 2012 through 2014, violated Section 204A of the Advisers Act by failing to establish, maintain, and enforce policies and procedures reasonably designed to prevent the misuse of material, nonpublic information, particularly taking into consideration the nature of Deerfield Management’s business. The Order alleged that, as part of Deerfield Management’s research in the healthcare sector, Deerfield Management engaged third party consultants and research firms, including firms that specialized in providing “political intelligence” regarding upcoming regulatory and legislative decisions, that Deerfield Management employees based certain trading recommendations on such information, and that hedge funds advised by Deerfield Management then made those trades. The Order required Deerfield Management to cease and desist from committing or causing any violations and any future violations of Section 204A of the Advisers Act, censured Deerfield Management and provided that Deerfield Management would pay disgorgement and interest of $811,695 and a civil money penalty of $3,946,267.

CUSIP No. 42984L204	7 of 12 Pages

Other than as set forth above in this Item 2(e), during the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Deerfield Mgmt, Deerfield Partners and Deerfield Management is organized under the laws of the State of Delaware. Flynn is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 9, 2020, Deerfield Partners purchased 1,000,000 units of the Company (“IPO Units”) for $10.00 per IPO Unit, or $10,000,000 in the aggregate, in the Company’s initial public offering (the “IPO”). Each IPO Unit consists of (i) one share of Class A Common Stock and (ii) one-third of a redeemable warrant (each, a “Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A Common Stock upon the terms, and subject to the conditions, set forth therein.

Prior to the Company’s initial public offering (the “IPO”), Deerfield Partners acquired units (“Sponsor Units”) in HighCape Capital Acquisition LLC (the “Sponsor”), representing a minority membership interest in the Sponsor, in exchange for a capital contribution of $1,018,554.35. None of the Reporting Persons has (or shares) voting or dispositive control over any securities held by the Sponsor. Accordingly, no securities (including shares of Class A Common Stock that are beneficially owned by the Sponsor) are reported herein.

Deerfield Partners utilized available cash assets to acquire the Sponsor Units and the Units it purchased in the IPO.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

CUSIP No. 42984L204	8 of 12 Pages

The Reporting Persons have acquired the shares reported herein for investment purposes. As set forth in the Company’s Registration Statement on Form S-1 in respect of the IPO, the Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). Representatives of the Sponsor have expressed that they may seek the Reporting Persons’ input regarding various matters, based on the Reporting Persons’ industry expertise and experience executing transactions involving special purpose acquisition companies, including those (unlike the Company) in which an affiliate of Deerfield Management served as the Sponsor. The Reporting Persons anticipate that they and their representatives may communicate with members of the Company’s board of directors, members of the Company’s management, representatives of the Sponsor and/or other shareholders of the Company from time to time with respect to potential investment and acquisition opportunities (including the financing thereof and potential modifications of the Company’s capital structure in connection therewith) and operational, strategic, financial or governance matters. Among other things, if requested by the Company or otherwise, the Reporting Persons may introduce the Company to potential candidates for a Business Combination, and/or discuss and assist the Sponsor in its review of one or more Business Combinations with potential candidates (whether or not introduced by the Reporting Persons), which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise have an equity or other interest. The Reporting Persons may also discuss financing transactions in which the Reporting Persons or their affiliates provide (either alone or together with others) debt and/or equity financing to the Company in connection with a Business Combination, or provide a “backstop” or similar commitment in respect of any such financing.

Depending on various factors and subject to the obligations described herein, the Reporting Persons may take such other actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Class A Common Stock and/or warrants or other financial instruments related to the Company or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 42984L204	9 of 12 Pages

Item 5.	Interest in Securities of the Issuer.

(a)

	(1)	Deerfield Mgmt

		Number of shares:	1,000,000 (comprised of shares included in IPO Units held by Deerfield Partners)
		Percentage of shares:	8.40%

	(2)	Deerfield Management

		Number of shares:	1,000,000 (comprised of shares included in IPO Units held by Deerfield Partners)
		Percentage of shares:	8.40%

	(3)	Deerfield Partners

		Number of shares:	1,000,000 (comprised of shares included in IPO Units)
		Percentage of shares:	8.40%

	(4)	Flynn

		Number of shares:	1,000,000 (comprised of shares included in IPO Units held by Deerfield Partners)
		Percentage of shares:	8.40%

(b)

	(1)	Deerfield Mgmt

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000,000

	(2)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000,000

CUSIP No. 42984L204	10 of 12 Pages

(3)	Deerfield Partners

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000,000

(4)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 1,000,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 1,000,000

Flynn is the managing member of the general partner of each of Deerfield Mgmt and Deerfield Management. Deerfield Mgmt is the general partner, and Deerfield Management is the investment manager, of Deerfield Partners.

(c) Except as set forth in Items 3 and 4 of this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Company’s securities during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Warrant Agreement

The warrants included in the IPO Units (the “Public Warrants”) are governed by the terms of the Warrant Agreement (the “Warrant Agreement”), dated as of September 3, 2020, between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”). Each whole Warrant entitles the registered holder to purchase one share of the Class A Common Stock at a price of $11.50 per share, subject to adjustment described therein, at any time commencing on the later of: (i) the date that is 30 days after the first date on which the Company completes a Business Combination, or (ii) the date that is 12 months from the date of the closing of the IPO, and terminating on the earliest to occur of: (x)  5:00 p.m., New York City time, on the date that is five years after the date on which the Company completes its initial Business Combination, (y) the liquidation of the Company, or (z) the date the Company elects to redeem all the Warrants.

The foregoing summary of the Warrant Agreement is not complete and is qualified in its entirety by reference to the full text thereof, the form of which is filed, or incorporated by reference, as Exhibit 1 to this Schedule 13D.

CUSIP No. 42984L204	11 of 12 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Warrant Agreement, dated September 3, 2020, between HighCape Capital Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 9, 2020).

Exhibit 99.1	Joint Filing Agreement, dated as of September 21, 2020, by and among the Reporting Persons.*

Exhibit 99.2	Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Proteon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 4, 2017 by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Partners, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt, L.P., Deerfield Management Company, L.P., and James E. Flynn.

 __________________

* Filed herewith.

CUSIP No. 42984L204	12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2020

DEERFIELD MGMT, L.P.
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PARTNERS, L.P.
By: Deerfield Mgmt, L.P., General Partner
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.
By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

CUSIP No. 42984L204

Schedule A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital IV, LLC. The address of the principal business and/or principal office of Deerfield Mgmt and J.E. Flynn Capital IV, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Partners, L.P.

The general partner of Deerfield Partners is Deerfield Mgmt. The address of the principal business and/or principal office of Deerfield Mgmt and Deerfield Partners is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

Exhibit Index

Exhibit
Number	Description

Exhibit 1	Warrant Agreement, dated September 3, 2020, between HighCape Capital Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 9, 2020).

Exhibit 99.1	Joint Filing Agreement dated as of March 5, 2018 by and among the Reporting Persons.*

Exhibit 99.2	Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Proteon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 4, 2017 by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Partners, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt, L.P., Deerfield Management Company, L.P., and James E. Flynn.

* Filed herewith.